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[LOGO] MIDDLE BAY
       OIL COMPANY, INC.
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                                  PRESS RELEASE
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FOR IMMEDIATE RELEASE                           FOR FURTHER INFORMATION CONTACT:
                                                STEVE W. HEROD
                                                713/759-6808, EXT. 104



               MIDDLE BAY OIL COMPANY, INC. ANNOUNCES CLOSING OF
             TENDER OFFER FOR SHARES OF ENEX RESOURCES CORPORATION
                          WITH 79% ACCEPTANCE OF OFFER

HOUSTON, TEXAS, MARCH 23, 1998...Middle Bay Oil Company, Inc. ("Middle Bay") (NASDAQ:MBOC) announced today the closing of its $15.00 per share cash tender offer for common shares of Enex Resources Corporation ("Enex") (NASDAQ:ENEX). A total of 1,063,778 shares were tendered, representing 79.2% of the common shares outstanding of Enex. The $15.96 million payment for the shares tendered will be on March 27, 1998.


John J. Bassett, President and Chief Executive Officer of Middle Bay, stated, "The acquisition of Enex is an important step in the growth of Middle Bay. Enex has net proved reserves at January 1, 1998 of 15,706 MMCF of natural gas and 866 thousand barrels of oil with a SEC PV 10% value of $16.5 million. On an equivalent barrel basis, the Company's proved reserves will now be approximately 62% gas with 77% classified as proved producing. This transaction will increase our proved reserves and SEC PV 10% value by approximately 55% and will have a significant positive impact on cash flow and earnings. In addition, we will assume operations on over 100 wells in South Texas where we have already identified a number of operational and exploitation projects that will increase cash flow. Enex also has approximately $5 million in working capital and no debt, which will give Middle Bay additional financial flexibility."

On a pro-forma basis including the Enex acquisition, using SEC parameters as of January 1, 1998, MBOC has total proved reserves of 3,799 thousand barrels of oil and 37,145 MMCF of natural gas or 9,990 thousand barrels of oil equivalents (Mboe). Based on SEC pricing parameters, the pre-tax present value discounted at 10% of those reserves is $46.7 million.


Enex Resources Corporation is an independent oil and gas production and development company, headquartered in Kingwood, Texas, with operations primarily in Texas.

Middle Bay Oil Company, Inc. is an independent oil and gas exploration and production company, headquartered in Houston, Texas, with operations in the Gulf Coast and Mid-Continent regions.








                 OFFICES IN HOUSTON, TEXAS AND WICHITA, KANSAS
    1221 Lamar, Suite 1020 - Houston, Texas 77010 - Office: 713/759-6808 -
                               Fax: 713/650-0352